Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

January 22, 2018	NR 01 - 2018

Avrupa Progress at the Alvito Iron Oxide Copper-Gold Project, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to update on progress at the Alvito Project located in south Portugal.  Exploration work is funded by OZ Minerals, who must spend A$ 1 million to earn-in to 51% of the 300-square kilometer Project.  To date Avrupa has completed ground magnetics and gravity geophysical surveys, geological mapping, rock chip sampling, and drill targeting.  Originally, a 1500-meter drilling program was slated to be completed during Q3/4 2017, but ongoing ground exploration work continued right up until the end of the year.  Successful targeting suggests that there may be reason to increase the proposed amount of drilling to 2000-2500 meters.

The following map and table summarize the targeting process at Alvito.  Most exploration at Alvito has concentrated on the southern half of the license where numerous copper prospects along two sub-parallel, 10-km long, NNW-trending structures highlight the potential for copper-gold mineralization.  However, latest work in the north after completion of the geophysics also suggests that there is potential for copper mineralization in a number of areas there, as well.

Target Name	Target Type	Target Name	Target Type
Entre Matinhas Central	Magnetite breccia	Monte da Agua	Quartz vein/fault
Entre Matinhas North	Magnetite breccia	Monte do Outeiro (North)	Dikes and fault
Manisela South	Fault (gossan)	Monte do Outeiro (South)	Fault and gossan
Cova Das Minas	Quartz vein and fault zone	Albardeiros	Fault and dikes
Manisela North	Fault, quartz vein and gossan	Pego do Coito	Fault and dikes
Entre Matinhas South	Fault	Poço Malhada	Mafic dykes and contacts
Ribeira	Dikes and faults	Machoqueira	Contact
Manisela East	Fault, breccia and gossan	Poço dos Eucaliptos	Contact and fault
Defesa Grande	Contact and faults	Area 1440	Faults?
Mata	Contact and fault intersection; magnetite breccia and quartz vein	Vale da Rata	Contacts?
Entre As Matas (North)	Fault	Entre Matinhas East	visit necessary
Vale Nogueira	Quartz vein and fault	Entre as Matas South	visit necessary
Entre As Matas (South)	Fault	Defesa Grande East	visit necessary
Nogueira	Fault and quartz vein

Table 1.  List of Alvito targets presently under consideration.  Highest priority areas to date, based on results from geochem, geophysics, and geologic mapping, are shaded for emphasis.

Alvito JV Targets
N
570000
580000
4260000
4250000
4240000
Defesa Grande E
Defesa Grande
Poço dos Eucaliptos
Poço Malhada
Machoqueira
Monte da agua
Ribeira
Sesmarias
Vale da Rata
Manisola N
Manisola C
Nogueira
Vale Nogueira
Manisola E
Entre Matinhas N
Entre as Matas
Vale Nogueira S
Entre as Matas S
Area 1440
Entre Matinhas C
Entre Matinhas E
Entre Matinhas S
Mata
Monte do Outeiro
Pego do Coito
Albardeiros
Legend
Status
Complete
Incomplete
Planned
Alvito-extension-license
0 1 2 3 4
Kilometers

Figure 1.  Map of the Alvito license with location of targets.

Recent rock chip sampling and mapping suggest new targets in several areas, particularly around the Mata and Monte do Outeiro targets where geochemical anomalies in gold, copper, bismuth, molybdenum, tungsten, lead, and zinc suggest the presence of a previously unsuspected, potentially mineralized, buried felsic intrusion.  Gold and copper anomalism associated with magnetite breccias and gossans at the Entre Matinhas, Entre as Matas, and Manisela target areas are also high on the targeting list for the coming drill campaign.  A number of copper-bearing quartz vein occurrences in the Nogueira and Vale Nogueira areas suggest further target possibilities in larger, less-explored parts of the Alvito license.  Following is a table of recent rock-chip sampling results for gold and copper from a work order of 50 rock and QA/QC control samples.

Sample Site	Au ppm	Cu ppm	Description
Monte do Outeiro	1.475	13950	Gossan
Monte do Outeiro	0.58	4080	gossan, qtz vnlt
Monte do Outeiro	13.1	5820	gossan, qtz vnlts
Monte do Outeiro	0.237	6960	gossan
Monte do Outeiro	0.27	2910	gossan
Monte do Outeiro	0.009	3140	alt mafics, fracs
Pego do Coito	0.025	5320	gossan in mafics
Mata	0.888	823	silicified rx
Mata	0.017	1445	silicified breccia
Mata	0.05	11150	qtz vn w/mal
Mata	0.33	29500	silicified breccia
Mata	4.53	7900	gossanous volc rx
Cova das Minas	-0.005	1240	silicified syenite bx
Monte da Água	0.046	1270	gossan boulders
Monte da Água	0.035	1890	qtz vn w/mal, cpy
Monte da Água	0.008	1740	qtz vn w/mal, cpy
Vale Nogueira	0.077	26400	qtz vn w/mal
Vale Nogueira	0.067	23500	qtz vn w/mal
Nogueira	0.028	20200	qtz vn w/mal
Nogueira	0.072	26100	qtz vn w/mal
Manisela	-0.005	6750	qtz vn w/mal, cpy
Manisela	0.51	11100	gossan
Manisela	0.338	5080	Gossan

Table 2.  Partial list of recent results for rock chip sampling around the Alvito license.  Gold and copper results clearly upgrade these target areas.  Further ground work will continue as part of the drill targeting process.  Note consistent detectable gold values (up to 13.1 ppm) and high copper values (up to 2.95%) at Mata and Monte do Outeiro.  Samples were prepared by ALS Minerals in their Seville, Spain facility and analyzed by ALS Minerals in their Loughrea, Ireland analytical laboratory to industry standards, including use of standard QA/QC protocols.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “With the financial and technical support of our partner OZ Minerals, we have made real progress in the Alvito Project area.  This is probably the first, truly systematic exploration of the area, and results of the first and second pass exploration work demonstrate the potential for copper and gold mineralization in a number of areas.  Field targeting will continue until expected startup of drilling around the end of March, or end of the rainy season.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,271 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has three active option and joint venture agreements, two in Portugal and one in Kosovo, including:

*

The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

*

In addition, in the Iberian Pyrite Belt of south Portugal, the Company has the Alvalade VMS Project, now 100% owned by Avrupa, where previous partners have spent over US$ 7.6 million on exploration for VMS copper, zinc, and lead, mineralization, resulting in discoveries at Sesmarias and Monte da Bela Vista.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

4